FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company Titan Trading Analytics Inc. (“Titan”) 18104, 102 Avenue Edmonton, Alberta T5S 1S7
2.	Date of Material Change February 2, 2006
3.	News Release A press release was disseminated on February 7, 2006 via CCN Matthews.
4.	Summary of Material Change Titan entered into software transfer agreements and consulting agreements.
5.

Full Description of Material Change

Titan is pleased to announce that it has entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be issued in 1,000,000 share increments in each of 2007 and 2008 and 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal Technologies with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal Technologies, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share respectively.

In connection with the Software Transfer Agreements, Titan has entered into consulting agreements with each of Cignal Technologies and Michael Gossland, whereby they will provide consulting services to Titan until October 31, 2008.

The software transfer agreements mentioned above are subject to regulatory approval of the transfers of the software and the issuance of the securities.  Titan has not paid any finder’s fees in connection with the above transactions.  All of the securities issued in connection with the software transfer agreement are subject to a four month hold period. After giving effect to the issuance of the 4,500,000 common shares, the Corporation has 30,682,296 common shares issued and outstanding.

Titan has determined that exemptions from the various requirements of TSX Venture Exchange Policy 5.9 are available for each software transfer and issuance of securities.  The Corporation has further determined that an exemption from the various requirements of Ontario Securities Commission Rule 61-501 is available for each transaction as the fair market value of the software and the fair market value of the securities issued is less than 25% of the market capitalization of Titan.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 Not Applicable
7.	Omitted Information Not Applicable
8.

Executive Officer

The name and business number of the executive officer of Titan Trading Analytics Inc. who is knowledgeable about the material change and this report is:

Ken Powell- President and Chief Executive Officer
Telephone: (780) 930-7072

9.	Date of Report February 7, 2006